February 18, 2009

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Re:	ArQule, Inc.
Form 10-K
Filed March 17, 2008
File No. 000-21429

Dear Mr. Riedler:

On behalf of ArQule, Inc. (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 9, 2009 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filing.  For your convenience, we have repeated the numbered comments from the Comment Letter in italicized print, and the Company’s responses are provided below each comment.

Patents and Proprietary Rights, page 10

1.             We note that your response to our previous comment 3 contains several statements about future situations and hypothetical statements such as, “we may include” and “the disclosure may change.”  The intent of our previous comment was not to elicit a hypothetical disclosure about disclosure you might include regarding patents and proprietary rights other than for the 10-K for the fiscal year ended December 31, 2008 which you are presently preparing to file.  Please revise your disclosure to include proposed disclosure regarding your relevant patents and proprietary rights in your 10-K for the period ending December 31, 2008.

In its prior response, the Company included the proposed disclosure that it intended to include in its Form 10-K for the year ended December 31, 2008, subject to possible revision as a result of the Company’s Form 10-K preparation and review processes.  At the time of its submission, the Company was in the early stages of gathering information for its Form 10-K, receiving input from various business units and individuals, and discussing appropriate disclosures.  Accordingly, the Company could not definitively state what its final disclosure in the Form 10-K would be.

In response to the Staff’s comment, the Company will include the following disclosure regarding “Patents and Proprietary Rights” in its upcoming Form 10-K:

We rely principally on patent and trade secret protection for our business, both in the U.S. and other countries.  While many patent applications have been filed in the U.S., the E.U. and other foreign countries with respect to our cancer programs, the majority of these have not yet been issued or allowed.  The patent positions of companies in the biotechnology industry and the pharmaceutical industry are highly uncertain and involve complex legal and factual questions. Therefore, we cannot predict the breadth of claims, if any, that may be allowed under any of our patent applications, or the enforceability of any of our issued patents.

We currently have an issued composition of matter patent for the Company’s lead compound in its c-Met Program, ARQ 197, in Japan.  This issued and allowed patent will expire in February 2026.  We also have an issued patent in the United States relating to the preparation of an intermediate in the synthesis of ARQ 197, which expires in December 2020.  In addition, we have pending U.S., European and other foreign applications covering the composition of this compound, pharmaceutical compositions containing this compound, and the therapeutic uses of this compound in the treatment of cancer.

With respect to the E2F-1 Program, we have issued patents and pending applications that cover the formulations, syntheses and therapeutic uses of ARQ 501 in the treatment of cancer. ARQ 501 is derived from a naturally occurring substance, and we do not have patents that cover the composition of this compound. Our current lead compound in the E2F-1 Program, ARQ 761, is a reformulation of ARQ 501 and we have pending U.S., European and other foreign applications covering the composition of this compound, pharmaceutical compositions containing this compound, and the therapeutic uses of this compound in the treatment of cancer. Our issued and allowed patents for the E2F-1 Program have expiration dates which range from February 2018 to July 2025.

Intellectual Property Agreements

2.             We note that your response to our previous comment contains only reasons why an agreement may not be considered material.  Please revise your disclosure further to include a substantive analysis of each individual agreement explaining the technology licensed in each agreement and how the relevant facts and circumstances, as applied to the reasons for non-materiality that you list, led you to determine that each agreement was not material.

In the Staff’s comment letter dated September 29, 2008, the Staff specifically cited a license from the Dana-Farber Cancer Institute as a possible example of an agreement related to intellectual property that might serve as a basis for work that the Company is conducting.  In its response, the Company stated that it did not believe that it had any intellectual property agreements of the type described by the Staff and reviewed the factors that it considers when evaluating whether an agreement is material.  Because the Company did not view the Dana-Farber agreement as material, the Company did not point out that it had terminated the agreement in October 2008.  Accordingly, the Company will not refer to the Dana-Farber agreement in the upcoming Form 10-K.  Apart from the patents described in response to comment 1, the Company does not rely to any material extent on other third-party technologies to continue its research and development activities.

To clarify its approach with respect to in-licensing or using other intellectual property, the Company will include the following disclosure in its upcoming Form 10-K:

The Company relies on patents and trade secret protection for its clinical and research programs.  As and when needed to support our current or future research programs, we may from time to time obtain rights under patents owned by other parties through permanent or limited duration licenses or assignments of relevant intellectual property.  These may include exclusive and nonexclusive technology licenses from medical and educational  institutions, as well as commercially available licenses.  For its current clinical and research programs, the Company is not a party to any material intellectual property agreement under which it could lose access to a technology necessary to continue research and development if it failed to fulfill its obligations thereunder.  We anticipate that we will continue to seek intellectual property rights from external sources where the applicable technology complements our research and development efforts.

The Company is aware of its obligations under Item 1.01 of Form 8-K if it subsequently enters into agreements, including those relating to intellectual property, that are material to the conduct of its business.

As noted above, the Company is finalizing its Form 10-K for the fiscal year ended December 31, 2008.  Accordingly, we would like to resolve any outstanding comments as soon as possible and would appreciate the Staff’s prompt review of this letter.  If the Staff would like further clarification or has any other comments, please call me at 202-942-5124.

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard E. Baltz

Richard E. Baltz

cc:	Michael Rosenthall, Esq.
Robert J. Connaughton, Esq.